

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

Via E-mail
Wenping Luo
Chief Executive Officer
Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town
Laifeng County, Hubei 445700, China

> **Re: Anpulo Food, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 31, 2013**
> **File No. 333-192006**

Dear Mr. Luo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us your analysis in support of the characterization of the transaction being registered as a secondary offering, rather than a primary offering. Refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09 for guidance.

2. Please tell us whether the company is required to file this registration statement pursuant to a contractual obligation to the selling shareholders. If so, please revise your disclosure accordingly. If not, please explain why the company has filed the registration statement.

3. It appears that large portions of the registration statement are identical or substantially similar to periodic Exchange Act reports filed by Zhongpin Inc. We note, for example, that you have nearly identical business strategies, customer bases, competitive strengths, products sold and risk factors. We also note that you both characterize your retail operations as part of a "unique" business model. However, there is no reference in the

filing to any relationship between the company and Zhongpin or the fact that Zhongpin would appear to be a competitor. Please provide us an explanation for the substantial disclosure similarities and revise your filing as appropriate.

4. It does not appear that a Form 8-K was filed within four business days following the closing of your acquisition of Anpulo HK. Please explain or file the appropriate Form 8-K to report this acquisition.

5. We note your statement in the risk factors section on page 23, in the risk factor titled "We may be classified as a "resident enterprise" for PRC enterprise income tax purposes . . .", that you do not currently consider your company to be a PRC resident enterprise. Please file a tax opinion of counsel related to this disclosure or explain why you are not required to do so.

6. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

7. Please note that, in your next annual filing, you will need to provide the internal control assessments required by Item 308 of Regulation S-K unless management does not have the ability to assess certain aspects of the internal control structure. In your next annual report following this Form S-1, management must conclude whether Internal Control over Financial Reporting is effective or not, taking into consideration any scope limitation. In this regard, we note that a reverse acquisition between an issuer and a private operating company may qualify as a scope exception when it is not possible to conduct an the assessment of the private operating company or accounting acquirer's ICFR in the period between the consummation date of a reverse acquisition and the date of management's assessment. As such, if you determine that you are not able to complete the internal control assessments due to the reverse acquisition, your internal control assessments should so state, and include a discussion of the barriers to performing the assessment. See the Division of Corporation Finance's C&DIs for Regulation S-K, Question 215.02.

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Cover Page

9. Please explain the reference to Rule 416(a) in the Calculation of Registration Fee table

Prospectus Cover Page

10. We note your disclosure that the selling shareholders "will offer and sell our ordinary shares at a price as negotiated in private transactions until a public market emerges for our ordinary shares and, thereafter, at prevailing market prices." Please revise to state the price at which selling shareholders will offer and sell your ordinary shares until your shares are quoted on the OTCBB. Similarly, revise the fee table and the applicable statement on page 28. Refer to Item 501(b)(3) of Regulation S-K.

Third Party Data

11. Please remove the disclaimer that investors are "cautioned not to give undue weight to these estimates."

Overview, page 4

12. We note your statement that you are focused on "targeting China's middle class." Please reconcile this with the disclosure on pages 6, 32 and 36 that you are "targeting middle and high end market."

13. Please revise to eliminate non-substantiable statements or other marketing language, including statements such as those in this section that you "use state-of-the-art equipment," that you have business alliances with "leading supermarket chains," that you have achieved technological "superiority", and similar statements elsewhere in the prospectus.

14. In one of the opening paragraphs of the summary, please provide your revenues and net income or loss for your last fiscal year and most recent interim period.

15. We note your disclosure that your wholesale customers include "eight fast food companies in China, 16 processing factories and 51 school cafeterias, factory canteens, hotels, army bases, hospitals and government departments." Please revise to disclose whether you have any contracts with these businesses.

Our History and Corporate Structure, page 4

16. It appears that prior to October 30, 2013, you had no assets and had generated no revenue. Please revise the second sentence in this section accordingly.

Our Industry, page 5

17. We note your reliance on a 2010 report by the United States Department of Agriculture. Please explain why you did not use a more current report.

Competitive Strength, page 5

18. We note your statement that your "geographic location, Laifeng county, and its neighboring counties, are rich in pig farming, which provides us reliable sources to grow and expand; Laifeng County, along with its neighboring counties, are also rich in pig farming, which provides us reliable sources to grow and expand." Please revise to avoid unnecessary repetition.

19. Please revise to state as a belief and provide a basis for the statements that "[t]he 'Anpulo' and 'Linghaotuzhu' brand names are well recognized throughout [y]our target markets in Hubei Province, China," and that your brand products are "free from drug residue, hormone and heavy metals residues, are believed to be safer, better tastes, better quality by consumers," here, and that your Linghaotuzhu brand products "are perceived by consumers to be better taste and higher quality" than competitors' products on page 6. Please provide us with copies of any reports or other documentation in support of these and similar assertions regarding your competitive strengths contained in this section.

Our Strategy, page 6

20. Please substantiate your statements regarding your "technological superiority." In particular, please expand upon the discussion that you have "purchased state-of-the-art equipment and installed production lines with the most advanced technology in our processing plants" with specific examples.

Risk Factors, page 8

21. We note your disclosure on page 51 that you have over $14 million in debt obligations due in the next three years. Please revise to discuss the implications of this in an appropriate risk factor.

22. As appropriate, please include risk factor disclosure regarding the lack of public company experience of your sole officer and director. Please also address his experience serving as a chief financial officer of a public company.

We utilize our exclusive network of branded stores and supermarket counters to sell, page 12

23. We note your statement that you "do not own or franchise any of the retail outfits." In light of your disclosure that you have "38 branded stores," please explain your ownership arrangements with these stores in your business section. Please also file any material agreements as may be appropriate.

The loss of any of our significant customers could reduce our revenues, page 12

24. We note your disclosure on page 40 that you have one customer who accounts for 10% or more of your revenues. Please revise this risk factor accordingly.

Our largest shareholder has significant influence over our management, page 13

25. We note your statement that "Mr. Wenping Luo, our founder, Chairman and Chief Executive Officer and our largest shareholder, along with his wife, beneficially owned approximately 74.8% of our outstanding common shares, and our other executive officers and directors collectively beneficially owned an additional 0.16% of our outstanding common shares." Please revise to reconcile this with the disclosure on page 53 indicating that you only have one executive officer and director.

If we fail to develop and maintain an effective system of internal controls, page 13

26. Please revise to discuss the specific difficulties in establishing and maintaining effective disclosure controls and procedures and internal control over financial reporting with only one executive officer and director.

If we do not complete remigration of equity pledge with SAIC local branch, page 18

27. Please revise this risk factor to more clearly discuss what the impact would be on the company if you do not complete registration of the equity pledge with SAIC local branch. Please also revise here and in the business section to discuss the status of the process and your expectations regarding the timing of completion.

Determination of Offering Price, page 25

28. Once you have revised the cover page to disclose the fixed offering price of the ordinary shares, please revise this section to clarify how the offering price of these shares was determined. Refer to Item 505 of Regulation S-K. If material, please also disclose the price at which Anpulo HK's common stock was sold in a private equity-for-debt transaction.

Selling Shareholders, page 26

29. Please revise to discuss in greater detail the transactions by which the selling shareholders received their shares. In this regard, please revise to include the applicable dates of the private placements. Also, file as exhibits any material agreements regarding those transactions.

Plan of Distribution, page 28

30. We note your statement that "[t]he selling shareholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule." Please revise to disclose that Rule 144 is currently unavailable to the selling shareholders and discuss how and when it might become available.

31. We note your statement on page 29 that you estimate the costs of registration to amount to $127,000. Please reconcile this with your disclosure on page 59 that you expect the costs of issuance and distribution to be $75,400.

32. Please revise to disclose that all of the selling shareholders may be deemed underwriters under the Securities Act.

Description of Securities, page 30

Other Provisions, page 31

33. We note your statement that you urge investors "to read applicable British Virgin Islands law." Please remove this statement and revise to summarize all material and relevant aspects of British Virgin Islands law as they may relate to investors. Refer to Instruction 2 to Item 202 of Regulation S-K.

Description of Business, page 31

Overview, page 32

34. Please revise to provide additional background information regarding the transaction with Anpulo HK. Please discuss, for example, at what point you identified this company as a potential target and began negotiating a transaction. We note in this regard that Mr. Luo controlled both companies prior to the share exchange. We also note, however, that he changed the name of the company to Anpulo Food, Inc. in February 2012 but that all subsequent Exchange Act reports, including the Form 10-K filed on September 9, 2013, included disclosure that the company had made no efforts to identify a possible business combination and there had not been any specific discussions with any potential business combination candidate regarding business opportunities for the company.

Corporate History, page 33

35. Please explain why you alternately refer to the company in this section and elsewhere in the prospectus as "Laifeng Anpulo" and "Anpulo Laifeng."

Our Industry, page 35

36. Please supplementally provide us with copies of the reports and other industry data in support of your industry disclosure in this section.

37. Please revise this section to clearly indicate whether your statements are being attributed to outside sources or are based on your own beliefs. For example, we note that the bullet points under the subheading "The Retail Meat Market" are not substantiated or expressed as a belief of management.

38. Please revise to provide a basis for your statement on page 36 that "consumer lifestyles in China's cities have become busier, people are finding that they have less time to prepare meals at home from fresh products alone."

Competitive Strengths, page 36

39. Please revise the disclosure in the first paragraph on page 37 that your "management team comprises seasoned industry veterans with in-depth knowledge of customer trends and extensive relationships with industry participants in China" with the disclosure that you only have one executive and director who has fewer than 10 years of experience in the industry.

Our Strategies, page 37

40. Please revise to provide a basis for the statement that you have "leading logistics capabilities." In this regard, please provide further detailing concerning your "integration and coordination of our transportation and warehouses, warehouse management, inventory and transportation control systems . . ." As it appears a large portion of your business is dependent on logistics, please explain in greater detail how these operations work. For example, please discuss whether you have a dedicated trucking fleet.

Our Products, page 38

41. We note your reference to "Item 1A. Risk Factors . . ." on page 39. Please revise to provide appropriate cross references here and throughout the filing. We note that there is no Item 1A in your prospectus. Please also correct similar cross references on pages 42 and 43.

42. Please revise the last paragraph of this section to include a discussion of your suppliers. Discuss any material agreements with your suppliers and the general nature of your supply relationships.

Manufacturing and Production, page 39

43. We note your disclosure in the second paragraph of this section that "[a]s of October 30, 2013, we owned and operated one slaughterhouse in Laifeng County, Hubei . . ." Please reconcile this with the disclosure throughout this section referring to your multiple "slaughterhouses."

44. We note your disclosure in this section regarding your "team of certified veterinarians." In particular, we note your reference on page 40 to your "veterinarians and quality control staff." Please clarify how many veterinarians you currently employ. Please also explain whether you count veterinarians as operating personnel, sales personnel, research and development personnel, or administrative personnel, as disclosed in your employees section on page 43.

Sales, Marketing and Distribution, page 40

45. Please identify the customer that accounted for 10% or more of your revenues and quantify more specifically the percentage of revenues this customer accounted for in your two most recently completed fiscal years.

Retail Operations, page 41

46. Please provide more detail regarding the nature of your retail operations. For example, please clarify what you mean by your statement that you sell products "through" branded stores. Please also clarify what you mean by the statement that Anpulo supermarket counters are "owned and operated by ourselves." Please provide enough detail so that investors can understand the nature of your retail operations and how those operations generate revenue.

Research and Development, page 41

47. We note your disclosure that you launched 15 new products that were developed in your technology center and have over 30 new products under development. Please revise to discuss in greater detail the research and development costs associated with these new products, your anticipated time frame to complete development, and, if true, the need for future financing. Please also disclose whether you have any agreements with Huazhong Agricultural University and Hubei Normal University.

Competition, page 42

48. Please provide a basis for your statement that you have "aggressive marketing and strong quality assurance programs . . ."

Description of Properties, page 43

49. It appears that you may own numerous properties which are not disclosed in this section. We note your disclosure on page 39 concerning your slaughterhouse, or slaughterhouses, and your disclosure on page 40 concerning your multiple warehouses and sales offices. Please explain why these properties are not disclosed here.

Management's Discussion and Analysis, page 44

Results of Operations, page 44

50. We note that your discussion of operating results does not specifically address cost of sales. Rather, you have combined the cost of sales discussion with the discussion of changes in gross profit. In this regard, we believe your gross profit discussion should be presented separately from your analysis of cost of sales. See Instruction 4 to Item 303(a) of Regulation S-K.

51. You indicate that the increase in general and administrative expenses was primarily the result of the new opening of your sales office in Wuhan City. In this regard, please expand your disclosures to discuss, in detail, the underlying costs associated with opening the sales office that impacted your results.

52. You indicate that the increase in selling expenses was primarily the result of the increased supermarket stores. Please expand your disclosures to discuss, in detail, the underlying reason that the increase in supermarket stores increased selling expenses.

Interest Expense, pages 48 and 49

53. Please revise your discussion of interest expense to include the interest expense on a gross basis, total subsidies received, how these subsidies were determined, and your expectation for the continued receipt thereof.

Liquidity and Capital Resources, page 50

54. It appears that your discussion focuses on the changes in your statement of cash flows, with little or no discussion of the underlying reasons for changes in certain line items. Please revise your disclosures to discuss the underlying reason for the changes in line items that had a material impact on your liquidity. This disclosure should also focus on your concerns and views regarding liquidity and the capital resources available to execute your strategic plans and meet your obligations.

55. Please discuss the material terms of your long and short-term loan agreements. Please also file any material agreements as exhibits to the registration statement.

Contractual Commitments, page 51

56. Please expand your contractual obligations table to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations (i.e., fixed and variable rate). Your methodology and significant assumptions used in the determination of payments should be disclosed in a footnote to the table. These interest payments should be shown gross of any subsidies expected to be received, with a footnote explanation of the material terms of any subsidies expected. This footnote should include the manner in which subsidies are calculated, timing of expected receipt, and likelihood of cancellation. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligations.

Quantitative and Qualitative Disclosures About Market Risk, page 51

57. We note your disclosure here that "[s]ubstantially all of [y]our operations are conducted in the PRC, with the exception of our export business and limited overseas purchases of raw materials." Please reconcile this with the disclosure on page 39 that you "procure

hogs from local hog farms and breeders located in close proximity to our slaughterhouses." Please also explain the nature of your "export business."

Directors, Executive Officers, Promoters and Control Persons, page 53

58. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Mr. Luo that led to the conclusion that he should serve as a director. Refer to Item 401(e) of Regulation S-K.

59. Please revise Mr. Luo's biography to describe the nature of the business conducted by Anpulo Food Development, Inc. To the extent there is a current or expected relationship between that business and your business, please revise your disclosure elsewhere in the prospectus as appropriate.

60. Please remove the knowledge qualifier on page 54 in your discussion of legal proceedings.

61. Please expand upon the discussion on page 54 of your director and officer indemnity within the general corporation law of the British Virgin Islands, and explain what is meant on page 55 by "[u]nder the NRS . . ."

Security Ownership of Certain Beneficial Owners and Management, page 55

Certain Relationships and Related Transactions, page 56

62. Please revise the discussion of the reverse acquisition to disclose the interest of Mr. Luo in the transaction and the approximate dollar value of the amount involved in this transaction.

63. We note your disclosure on page 51 of repayments of indebtedness in the amounts of $1.2 million and $2.2 million to related parties. Please explain to us why these transactions were not disclosed here.

64. We note your disclosure on pages F-11 and F-27 regarding personal loans to and from Mr. Luo. Please revise to disclose these loans here as required by Item 404 of Regulation S-K. Please also file any agreements with Mr. Luo as exhibits to the registration statement as required by Item 601 of Regulation S-K.

Consolidated Financial Statements for the Six-Month Period Ended June 30, 2013

Notes to Financial Statements

Note 5 – Other Receivables, page F-12

65. Please tell us in your response and expand your disclosure here to discuss the facts and circumstances surrounding the $2.4 million loan receivable as of June 30, 2013.

Consolidated Financial Statements for the Year Ended December 31, 2012

Notes to Financial Statements

Note 1 – Organization and Nature of Operations, page F-22

66. During our review of your filing, we did not note a discussion of operating or reporting segments. Please tell us and revise your disclosure here, in your interim statements, and in "Overview" within Management's Discussion and Analysis to include a discussion of your segment reporting structure. This discussion should include how you determine your operating segments as well as how you determine eligibility for aggregation under FASB ASC 280-50-11. If you consider your operations to be one operating and reporting segment, your disclosure here should so state. Please provide support for us with your response, including the summary reports reviewed by your Chief Operating Decision Maker.

Note 10 – Subsidies, page F-32

67. Please tell us in your response and expand your disclosure here and in Management's Discussion and Analysis to fully explain the facts and circumstances surrounding the receipt of "subsidies." This disclosure should include tabular presentation of each type of subsidy received, and should indicate either in the description or footnote disclosure the source, basis of calculation, duration, and amount of each subsidy. Further, Note 2 – Summary of Significant Accounting Policies should be revised to address how these subsidies are recognized in your financial statements. Finally, disclosure in Management's Discussion and Analysis should include a discussion of the impact of the total subsidies received on net income, why "recurring" subsidies vary significantly from period to period, and your expectation as to future receipt of such subsidies.

Item 14. Indemnification of Directors and Officers, page 59

68. Please revise this section to explain the general effect of indemnification through the corporate law of the British Virgin Islands and your memorandum of association and articles of association. Refer to Item 702 of Regulation S-K.

Exhibit 23.1- Accountants' Consent

69. Please provide a currently dated signed consent from the independent public accountant in the amendment. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.